EXHIBIT 99.7

Press Release

Total announces the distribution of its third 2017 interim dividend and indicative interim ex-dividend dates for 2019 dividend

Paris, March 14, 2018 – The Board of Directors of Total met on March 14, 2018 and declared a 2017 third interim dividend of €0.62 per share, in accordance with the Board’s decision of October 26, 2017. This is unchanged compared to the 2017 first and second interim dividends and represents an increase of 1.6% compared to the 2016 third interim dividend. The Board of Directors also decided to offer, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders, including holders of its American Depositary Shares (ADS), to receive the 2017 third interim dividend in cash or in new shares of the Company.

The share price for the new shares to be issued as payment of the 2017 third interim dividend is set by the Board of Directors at €45.70. This price is equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors on March 14, 2018, reduced by the amount of the interim dividend, without any discount, rounded up to the nearest cent. Shares issued as payment of the 2017 third interim dividend will carry immediate dividend rights. An application will be made to admit the new shares for trading on the Euronext Paris market.

The ex-dividend date for the 2017 third interim dividend is set for March 19, 2018. Shareholders may select to receive the 2017 third interim dividend payment in new shares during the period from March 19, 2018, to March 28, 2018, both dates inclusive, by instructing their financial advisors.

For Total’s ADS, the ex-dividend date for the 2017 third interim dividend is set for March 15, 2018. ADS holders may select to receive the 2017 third interim dividend payment in new shares during the period from March 19, 2018, to March 23, 2018, both dates inclusive, by instructing their financial brokers.

Shareholders who do not select to receive the 2017 third interim dividend payment in new shares within the specified timeframe will receive the 2017 third interim dividend due to them in cash. The date for the payment in cash is planned for April 9, 2018.

For shareholders who elect to receive the 2017 third interim dividend in shares, the date for the delivery of the shares is planned for April 9, 2018. For holders of Total’s American Depositary Shares, the delivery of the ADSs is planned for April 16, 2018.

If the amount of the 2017 third interim dividend for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, having paid a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

Indicative interim ex-dividend dates for 2019 dividend

Subject to decisions by the Board of Directors and shareholders at the 2020 Annual Meeting to approve the 2019 financial statements and the final dividend, the ex-dividend dates of the interim dividends and the final dividend for 2019 will be:

•	September 27, 2019,

•	January 6, 2020,

•	March 30, 2020,

•	June 29, 2020.

The above ex-dividend dates relate to Total shares traded on the Euronext Paris.

This press release contains inside information as per the definition of Article 7 of regulation (UE) 596/2014.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This news release is provided for information purposes only and does not constitute an offer to purchase securities. This news release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the 2017 third interim dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. Shareholders must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.